SPHERE 3D CORPORATION

Condensed Interim Financial Statements (Unaudited)

For the Three and Nine Months Ended September 30, 2013 and 2012

(Expressed in Canadian Dollars)

NOTICE TO READERS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The unaudited condensed consolidated interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Stands for the preparation of the condensed consolidated interim financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Sphere 3D Corporation
Condensed Consolidated Statements of Financial Position (Unaudited)
As at
(Expressed in Canadian Dollars)

	September 30,	December 31,
	2013	2012
	(unaudited)	(audited)
Assets
Current
Cash and cash equivalents	$1,394,704	$1,633,334
Investments (Note 5)	320,899	10,203
Subscriptions receivable	-	150,035
Sales tax recoverable	75,316	78,319
Amounts receivable	54,729	54,729
Prepaid and sundry assets	682,894	105,401
	2,528,542	2,032,021

Property and equipment	294,745	358,127
Investments (Note 5)	-	101,821
Intangible assets (note 4)	1,072,487	718,750

	$3,895,774	$3,210,719

Liabilities
Current
Trade and other payables (note 7)	$186,607	$303,218
Deferred revenue	500,000	-

	686,607	303,218

Shareholders' Deficiency
Common share capital (note 9)	7,340,072	5,409,488
Other equity (note 10)	1,057,019	1,007,500
Deficit	(5,187,924)	(3,509,487)

	3,209,167	2,907,501

	$3,895,774	$3,210,719

Nature of operations (note 1)
Commitment and contingencies (note 13)

Approved by the Board	“Glenn Bowman”	“Mario Biasini”
	Director	Director

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Comprehensive Loss (Unaudited)
(Expressed in Canadian Dollars)

	Three months ended		Nine Months ended
	September 30		September 30
	2013	2012	2013	2012

Revenue	$-	$-	$-	$409,347

Expenses
Cost of goods sold	-	10,364	17,460	360,148
Salaries and consulting	200,133	276,933	987,745	929,203
Professional fees	71,362	65,105	168,142	109,980
General and administrative	68,496	98,083	208,641	234,258
Technology development	-	14,019	11,522	35,767
Public company expenses	50,848	-	109,407	-
Amortization of intangibles	873	-	2,619	-
Amortization of property and equipment	49,946	47,341	146,243	127,867

	441,658	511,845	1,651,779	1,797,223

Loss from operations	(441,658)	(511,845)	(1,651,779)	(1,387,876)

Financial income (expenses)
Loss on investment	(26,350)	-	(26,350)	-
Interest income	-	-	1,685	-
Interest expense	(655)	(18,163)	(1,993)	(18,717)

	(27,005)	(18,163)	(26,658)	(18,717)

Net comprehensive loss for the period	$(468,663)	$(530,008)	$(1,678,437)	$(1,406,593)

Loss per share

Basic and diluted	$(0.03)	$(0.04)	$(0.10)	$(0.12)

Weighted average number of common shares	17,187,594	11,869,813	16,481,568	11,305,195

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Changes in Equity (Unaudited)
(Expressed in Canadian Dollars)

		Number
	Number of	of		Preferred
	common	preferred	Common	share	Other
	shares	shares	share capital	capital	Equity	Deficit	Total

Balance at December 31, 2011	10,600,000	500,000	$2,411,832	$2,500	$25,000	$(1,048,182)	$1,391,150

Issuance of common shares	4,116,913	-	3,431,792	-	-	-	3,431,792
Share issuance costs	-	-	(373,511)	-	-	-	(373,511)
Issuance of warrants	-	-	(712,500)	-	712,500	-	-
Share based payments	23,529	-	20,000	-	-	-	20,000
Stock option awards	-	-		-	270,000	-	270,000
Conversion of debt	117,647	-	100,000	-	-	-	100,000
Conversion of preferred shares	500,000	(500,000)	2,500	(2,500)	-	-	-
Shares issued for acquisition of T.B.
Mining Ventures Inc.	756,250	-	529,375	-	-	-	529,375
Comprehensive loss for the period	-	-	-	-	-	(2,461,305)	(2,461,305)

Balance at December 31, 2012	16,114,339	-	$5,409,488	$-	$1,007,500	$(3,509,487)	$2,907,501

Stock option awards	-	-		-	118,169	-	118,169
Stock based payments	769,231	-	500,000	-	-	-	500,000
Exercise of options	60,001	-	51,000	-	(8,000)	-	43,000
Exercise of warrants	1,386,206	-	1,582,584	-	(263,650)	-	1,318,934
Issuance of warrants	-	-	(203,000)	-	203,000	-	-
Comprehensive loss for the period	-	-	-	-	-	(1,678,437)	(1,678,437)

Balance at September 30, 2013	18,329,777	-	$7,340,072	$-	$1,057,019	$(5,187,924)	3,209,167

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Condensed Consolidated Statements of Cash Flows (Unaudited)
(Expressed in Canadian Dollars)

	Three months ended		Nine Months ended
	September 30		September 30
	2013	2012	2013	2012

Cash flow from operating activities

Net comprehensive loss for the period	$(468,663)	$(530,008)	$(1,678,437)	$(1,406,593)

Items not affecting cash
Adjustment for depreciation	49,946	47,341	146,243	127,867
Adjustment for amortization	873	-	2,619	-
Stock compensation expenses	54,348	70,000	101,387	270,000
Change in working capital:
Change in investments	(217,420)	-	(208,875)	-
Change in sales tax recoverable	(16,793)	(39,351)	3,003	(6,681)
Change in accounts receivables	-	1,921	-	233,325
Change in inventory	-	-	-	21,078
Change in prepaid and sundry assets	(70,570)	16,391	(77,493)	57,846
Change in trade and other payables	30,100	(146,663)	(116,611)	(48,473)
Change in deferred revenue	500,000	-	500,000	(30,070)
Change in subscriptions receivable	-	-	150,035	-

Net cash used in operating activities	(138,179)	(580,369)	(1,178,129)	(781,701)

Cash flow from investing activities

Acquisition of property and equipment	(55,240)	(28,348)	(82,861)	(142,464)
Investment in technology	(267,636)	-	(339,574)	(25,000)

Net cash used in investing activities	(322,876)	(28,348)	(422,435)	(167,464)

Cash flow from financing activities

Proceeds from the exercise of warrants and options	1,361,934	-	1,361,934	-
Proceeds from common shares, net of issue costs	-	814,101	-	1,049,451

Net cash provided by financing activities	1,361,934	814,101	1,361,934	1,049,451

Net increase/(decrease) in cash and cash equivalents	900,879	205,384	(238,630)	100,286

Cash and cash equivalents at opening	493,825	52,996	1,633,334	158,094

Cash and cash equivalents at closing	$1,394,704	$258,380	$1,394,704	$258,380

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

1.	General Information

Sphere 3D Corporation (the "Company") was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. The Company is listed on the TSX Venture Exchange (the “TSXV”), under the trading symbol “ANY” and has its main and registered office of the Company located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

On December 21, 2012, the Company completed its Qualifying transaction (the “Qualifying Transaction”) with Sphere 3D Inc. (“Sphere 3D”) and changed its name to Sphere 3D Corporation. The Transaction resulted in the Company acquiring 100% of the issued and outstanding securities of Sphere 3D through a securities exchange (see note 8). Accordingly, the former security-holders of Sphere 3D acquired control of the Company through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D. Therefore, the consolidated financial statements are presented from the perspective of Sphere 3D and the comparative figures presented prior to December 21, 2012 are those of Sphere 3D. The results of operations of the legal parent, Sphere 3D Corporation, are included from the date of the reverse takeover.

Sphere 3D Inc. is a technology development company focused on establishing its patent pending emulation and virtualization technology. These condensed consolidated interim statements include the financial statements of the Company, its wholly-owned subsidiary, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

At September 30, 2013, the Company had working capital of $1,841,935 and an accumulated deficit of $5,187,924. Management believes that the Company has sufficient funds to pay its ongoing operating expenses and other commitments and to meet its liabilities for the ensuing year as they fall due. However, if the Company fails to meet its operating plans, it will have to raise additional capital to fund operations until such point that revenues from products and technology are able to fund operations. If the Company is not able to raise sufficient capital then there is the risk that the Company will not be able to realize the value of its assets and discharge its liabilities. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the going concern assumption not be appropriate. To date the Company has been successful raising capital in fiscal 2012 and 2013 and, as discussed in Note 13, “Subsequent Events”, subsequent to September 30, 2013, the Company has received gross cash proceeds of $5,327,878, though the exercise of options and warrants and the completion of the November 12, 2013 financing. These proceeds will be used to fund operations of the Company.

2.	Statement of Compliance

These condensed interim financial statements have been prepared using the same accounting policies and methods of computation as were applied in our most recent audited annual financial statements for the year ended December 31, 2012.

These condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

2.	Statement of Compliance (continued)

These condensed interim financial statements do not include all of the information required of a full annual financial report and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed interim financial statements be read in conjunction with the most recent audited annual financial statements of the Company for the year ended December 31, 2012, which are available at www.sedar.com.

These condensed consolidated interim financial statements were approved by the Board of Directors on November 20, 2013.

3.	Basis of Preparation and New Accounting Standards

Basis of preparation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars unless otherwise noted.

Significant accounting policies

Intangible assets

	i.	Patents

Costs to obtain patents are capitalized and are amortized to operations on a straight-line basis over the underlying term of the patents, which is 20 years, commencing upon the registration of the patent.

	ii.	Investment in Technology

The investment in technology consists of consideration paid for the acquisition of the technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

	iii.	Research and Development Costs

Research costs are charged to income when incurred. Development costs are expensed in the year incurred unless they meet the criteria for deferral and amortization.

Development costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. As of July, 2013, the Company has met the requirements for deferral of these expenses and has commenced capitalization of development costs incurred during the quarter.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Basis of Preparation and New Accounting Standards (continued)

Significant accounting policies (continued)

Intangible assets (continued)

	iii.	Research and Development Costs (continued)

Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use.

Investment Tax Credits ("ITCs") earned as a result of incurring Scientific Research and Experimental Development ("SRED") expenditures are recorded as a reduction of the related current period expense, the related deferred development costs or related capital assets. Management records ITC's when there is reasonable assurance of collection. To date, management has not recorded any amounts related to ITC’s.

Significant estimates and assumptions

The preparation of condensed interim financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, the recoverability of the carrying value of intangible assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, and contingent liabilities.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in these condensed interim consolidated financial statements are:

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

  the assessment of the Company’s ability to continue as a going concern; and

  whether there are events or conditions that may give rise to significant uncertainty.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Basis of Preparation and New Accounting Standards (continued)

New standards and interpretations

The following pronouncements issued by the IASB and interpretations published by IFRIC have become effective for annual periods beginning on or after January 1, 2013:

IFRS 7 - Financial Instruments: Disclosures was amended to provide additional information about offsetting of financial assets and financial liabilities. Additional disclosures will be required to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s financial position.

IFRS 10 - Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12 - Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 - Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19 – Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The adoption of these standards and interpretations did not have a material impact on the condensed consolidated interim financial statements of the Company.

The IASB also amended the following standards which is effective as per the date identified.

IFRS 10 – Consolidated Financial Statements was amended to require investment entities to measure subsidiaries at fair value through profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

IFRS 9 - Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The new standard also requires a single impairment method to be used. The IASB has extended the effective date to January 1, 2015, with earlier application permitted.

The Company does not anticipate that the adoption of these standards and interpretations will have a material impact on the condensed consolidated interim financial statements of the Company.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

4.	Overland Transaction

On July 12, 2013, as part of this strategic partnership, the Company and Overland Storage, Inc. (“Overland”) entered into a Supplier Agreement whereby Sphere 3D will procure its cloud infrastructure solutions from Overland, as well as a Technology Licensing Agreement which grants Overland licensing rights for the enterprise market.

Pursuant to the Supplier Agreement, Sphere 3D has agreed to pay and Overland has agreed to accept up to $1.5 million of cloud infrastructure equipment in common shares of the Company. The first $500,000 has been satisfied through the issuance of 769,231 common shares of Sphere 3D at an ascribed price of $0.65. Sphere shall pay an additional $500,000 in common shares of Sphere 3D on each of the first and second anniversary dates of the Agreement. The number of common shares to be issued shall be calculated based on the 10 day average of the closing price per common share of Sphere 3D ending 3 trading days prior to each of the anniversary dates, up to a maximum of 769,231 common shares on each date. Such Sphere 3D shares shall be subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws. The initial issuance of shares has been recorded as a prepaid expense for future equipment purchases.

Pursuant to the Technology License Agreement, the Company has licensed its Glassware 2.0™ technology to Overland for the enterprise and business market and has granted Overland a limited exclusivity period in these markets. In return, Overland paid the Company an upfront fee of $500,000 and will pay an ongoing royalty on future sales of licensed technology. The exclusivity fee was satisfied thorough the issue of 213,220 common shares of Overland Storage, Inc. and $250,000 in cash. This fee has been recorded as deferred revenue and will be taken into revenue over the exclusivity period.

5.	Investments

	September 30	December 31
	2013	2012
Marketable securities	$217,420	$10,203
Guaranteed investment certificates	103,479	101,821
	320,899	112,024
Less: long term portion	-	101,821
	$320,899	$10,203

6.	Intangible Assets

(i)	Investment in technology

On December 31, 2010, the Company acquired all rights and assets related to the emulation and virtualization technology from Promotion Depot Inc., in a non-arms length transaction, in exchange for 1,000,000 shares of the Company’s common stock. Since the fair value of the assets received are not readily determinable, the investment was valued based on the $695,000 fair value of the shares received by Promotion Depot Inc.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

As of July 2013, the Company met the requirements for the deferral of development costs, under IFRS, and has commenced capitalizing the development costs incurred during the period. The technology acquired is still in the development stage and not in commercial use. As such, amortization of this asset has not commenced.

(ii)	Patents

On January 16, 2012, the Company filed 3 preliminary patents in Canada based on the technology acquired in the investment in technology. In January 2013, the Company extended those preliminary patents to the United States and in March 2013, the Company filed an additional 3 preliminary patents in the United States.

	Investment in
Cost	technology	Patents	Total

Balance at December 31, 2011	$695,000	$-	$695,000
Additions	-	25,000	25,000
Disposals	-	-	-

Balance at December 31, 2012	695,000	25,000	720,000

Balance at December 31, 2012	695,000	25,000	720,000
Additions	290,725	65,631	356,356
Disposals	-	-	-

Balance at September 30, 2013	$985,725	$90,631	$1,076,356

Accumulated	Investment in
Amortization	technology	Patents	Total

Balance at December 31, 2011	$-	$-	$-
Additions	-	1,250	1,250
Disposals	-	-	-

Balance at December 31, 2012	-	1,250	1,250

Balance at December 31, 2012		1,250	1,250
Additions	-	2,619	2,619
Disposals	-	-	-

Balance at September 30, 2013	$-	$3,869	$3,869

	Investment in
Net book value	technology	Patents	Total
as at December 31, 2012	$695,000	$23,750	$718,750
as at September 30, 2013	$985,725	$86,762	$1,072,487

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

7.	Trade and Other Payables

	September 30	December 31
	2013	2012
Trade payables	$104,620	$251,845
Non-trade payables and accrued expenses	81,987	51,373
	$186,607	$303,218

8.	The Qualifying Transaction

The Company completed the Qualifying Transaction on December 21, 2012, pursuant to a definitive amalgamation agreement dated August 31, 2012. The Qualifying Transaction constitutes a reverse takeover of the Company but does not meet the definition of a business combination, and therefore, IFRS 3 Business Combinations is not applicable. As a result and in accordance with reverse take-over accounting for a transaction that is not considered a business combination.

Sphere 3D Corporation (formerly T.B. Mining Ventures) is treated as the acquiree and Sphere 3D Inc. is treated as the acquirer. As a result, the amalgamated entity is deemed to be a continuation of Sphere 3D Inc. and Sphere 3D Inc. is deemed to have acquired control of the assets and business of the Company with the consideration of the issuance of capital, and therefore IFRS 2 Share-based Payments, is applicable.

Under the terms of the Amalgamation Agreement, T.B. Mining Ventures was required to consolidate (the “Consolidation”) its securities on a four (4) for one (1) exchange ratio. As of the date of the Qualifying Transaction there were 756,250 T.B. Mining Shares issued and outstanding as fully paid and non-assessable, after giving effect to the Consolidation.

The fair value of the consideration issued for the net assets of the Company was as follows:

756,250 common shares valued at $0.70 per share	$529,375

Allocated to net asset value (at December 21, 2012):

Cash and cash equivalents	$51,277
Long term investment	101,821
Accounts payable	(6,500)

Net assets	146,598
Cost of listing (expensed)	382,777

$529,375

The purchase price was recorded as an increase in share capital of $529,375.

Transaction costs associated with the Qualifying Transaction, which amounted to $124,126, and the cost of listing, of $382,777, have been recorded as an expense.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital

Authorized

an unlimited number of common shares

Common shares

Issued and outstanding

	Number
	of Shares	Value

Balance, December 31, 2011	10,600,000	$2,411,832

Issued for cash (net of cash fees of $373,541)	4,116,913	3,058,281
Less: Proceeds allocated to warrants	-	(600,000)
Broker warrants	-	(112,500)
Issued for services rendered	23,529	20,000
Issued on conversion of debt	117,647	100,000
Issued on conversion of preferred shares	500,000	2,500
Reverse takeover transaction (note 6)	756,250	529,375

Balance, December 31, 2012	16,114,339	$5,409,488

Issued for equipment purchases	769,231	500,000
Issued on exercise of options	60,001	51,000
Issued on exercise of warrants	1,090,245	1,268,745
Issued on exercise of broker warrants	152,528	150,770
Issued on exercise of broker unit warrants	143,433	163,069
Less: Proceeds allocated to warrants	-	(203,000)

Balance, September 30, 2013	18,329,777	$7,340,072

Preferred shares

Issued and outstanding

	Number
	of Shares	Value

Balance, December 31, 2011	500,000	$2,500
Converted to common shares	(500,000)	(2,500)

Balance, December 31, 2012 and September 30, 2013	-	$-

In conjunction with the Company’s Qualifying Transaction, on December 21, 2012, the preferred shares were automatically exchanged for shares of common stock on a one-for-one basis and were cancelled.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Escrowed shares

With the completion of the Transaction and the Company’s subsequent listing on the TSXV, certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	Surplus Share		Value Share		Total
	Escrow		Escrow		Escrow
	Number	%	Number	%	Number	%

Balance at December 21, 2012(1)	4,655,000	100	4,306,250	100	8,961,250	100

Released - December 27, 2012(2)	232,750	5	430,625	10	663,375	7

Balance at December 31, 2012	4,422,250	95	3,875,625	90	8,297,875	93

Released – June 27, 2013	232,750	5	645,937	15	878,687	10

Total subject to escrow at September 30, 2013	4,189,500	90	3,229,688	75	7,419,188	83

Future release dates
December 27, 2013	465,500	10	645,937	15	1,111,437	12
June 27, 2014	465,500	10	645,937	15	1,111,437	13
December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	28

Total future releases	4,189,500	90	3,229,688	90	7,419,188	83

(1)	Date of completion of the Qualifying Transaction
(2)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the Exchange Bulletin, at the rate shown. Release dates can change if the Company were to move to the TSXV Tier 1 Exchange or in certain other circumstances. As well, if the operations or development of the intellectual property or the business are discontinued then the unreleased securities held in the Surplus Share Escrow will be cancelled.

Stock options

a.

On March 4, 2013, the directors of the Company approved the award of 100,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $18,500. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

b.

On March 5, 2013, the directors of the Company approved the award of 320,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $79,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.60 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

c.

On April 17, 2013, the directors of the Company approved a fiscal 2013 compensation plan for the independent directors of the Company. The plan calls for the payment of $7,500 per quarter to the independent directors, which can be paid by cash or the issuance of common stock, at the Company’s discretion, subject to TSXV approval. In addition, each of the independent directors was awarded options to purchase 25,000 shares of the Company’s common shares. The award of 75,000 fully vested options, exercisable for 10 years, was valued at $14,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

d.

On July 3, 2013, the directors of the Company approved the award of 300,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $50,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.51. Expected volatility was based on comparable companies.

e.

On July 3, 2013, the directors of the Company approved the award of 50,000 options, which vested immediately, exercisable for 5 years, with a value of $8,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.70 and (VI) a share price of $0.51. Expected volatility was based on comparable companies.

f.

In connection with the appointment of Mr. Eric Kelly to the Board of Directors of the Company and his undertaking to become the Chairman, on July 3, 2013, the directors of the Company approved the award to Mr. Eric Kelly of 850,000 options, which vest quarterly over three years, exercisable for 10 years, with a value of $215,000. The options were subject to: (i) the completion of the Agreements with Overland Storage, (ii) the agreement by the shareholders of the Company to amend the Company’s Option Plan to a 20% fixed plan; and, (iii) the ratification of the award by the Shareholders at the Annual and Special Meeting of Shareholders, held September 16, 2013. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.51. Expected volatility was based on comparable companies.

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

g.

On August 30, 2013, the directors of the Company approved the award of 100,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $100,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $2.50 and (VI) a share price of $2.50. Expected volatility was based on comparable companies.

h.

On September 16, 2013, the directors of the Company approved the award of 450,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $500,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $2.68 and (VI) a share price of $2.68. Expected volatility was based on comparable companies. In connection with the awards made to the independent directors of the Company, the directors agreed to waive future quarterly fees until the Company achieves commercialization.

As at September 30, 2013 the Company had 435,000 additional options available for issuance. A continuity of the unexercised options to purchase common shares is as follows:

	Weighted average
	exercise price	Number
Balance at December 31, 2012	$0.83	1,015,000
Granted	1.22	1,925,000
Exercised	0.72	60,000
Expired	-	-

Outstanding at September 30, 2013	$0.78	2,880,000

Exercisable at September 30, 2013	$0.83	1,063,333

The following table provides further information on the outstanding options as at September 30, 2013:

Expiry Date	Number exercisable	Number outstanding	Weighted average exercise price	Weighted average years remaining
March 4, 2018	50,000	100,000	$ 0.85	4.40
July 3, 2018	-	300,000	0.65	4.75
September 8, 2020	65,000	65,000	0.80	7.00
January 16, 2022	640,000	640,000	0.83	8.25
September 19, 2022	233,333	300,000	0.85	9.00
April 16, 2023	75,000	75,000	0.85	9.50
July 2, 2023	-	850,000	0.65	9.75
August 29, 2023	-	100,000	2.50	9.90
September 15, 2023	-	450,000	2.68	9.90
	1,063,333	2,880,000	$ 0.78	8.59

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Warrants

The Company had the following warrants outstanding:

		Weighted Average
	Number of	Exercise
	Warrants	Price

Outstanding at December 31, 2012	4,262,442	$0.98

Warrants exercised	(1,090,245)	1.00
Broker warrants exercised	(152,528)	0.70
Broker unit warrants exercised	(143,433)	0.85
Warrants issued on exercise of Broker unit warrants	143,433	1.00

Outstanding at September 30, 2013	3,019,669	$0.99

10.	Other Equity

$

Other equity, December 31, 2011	25,000

Value of warrants issued	712,500
Value of options issued	270,000

Other equity, December 31, 2012	1,007,500

Value of options exercised	(8,000)
Value of warrants exercised	(178,500)
Value of broker warrants exercised	(44,000)
Value of broker unit warrants exercised	(41,150)
Value of warrants issued on exercise of broker units	203,000
Value of option issued	118,169

Other equity, September 30, 2013	1,057,019

11.	Commitment and Contingencies

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in Mississauga, are as follows:

2013	$56,500
2014	58,000
2015	59,500
2016	20,000

Sphere 3D Corporation
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2013 and 2012
(Expressed in Canadian Dollars)

12.	Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

Legal services of $74,076 (2012 - $121,910) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at quarter end included in accounts payable total $13,265 (2012 - $26,361).

13.	Subsequent Events

	i.	Broker Unit Warrant Exercises

Subsequent to September 30, 2013, 182,492 broker unit warrants, with an exercise price of $0.85, were exercised, resulting in the issue of 182,492 common shares and 182,492 common share purchase warrants, exercisable until December 26, 2014, at an exercise price of $1.00 per share, with a value of $500,000. All broker unit warrants have now been exercised.

	ii.	Option and Warrant Exercises

Subsequent to September 30, 2013, 120,000 options, with a weighted average exercise price of $0.71, and 984,460 common share purchase warrants, with an exercise price of $1.00 have been exercised.

	iii.	Financing

On November 12, 2013, the Company closed an underwritten financing for the sale of 1,250,000 units, at a price of $3.35 per unit of gross proceeds of $4,187,500.

Each Unit consisted of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each full warrant, a “Warrant”), each full Warrant being exercisable to acquire one Common Share at a purchase price of $4.50 for a period of 24 months following the closing of the Offering. The Warrants are subject to an acceleration clause whereby should the Common Shares trade at $6.00 or more for more than 10 consecutive trading days on the TSX Venture Exchange or other principal exchange, the Company has the right to issue notice to the warrant holders to accelerate the exercise period to a period ending 20 trading days from the date of notice.

The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering, were reimbursed for fees and expenses incurred in connection with the Offering, and received compensation warrants (the “Broker Warrants”) to acquire Common Shares equal to 8% of the number of Units sold under the Offering. Each Broker Warrant is exercisable at $3.35 per common share for a period of 24 months from the closing date.